SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Pricing of Global Notes

Rio de Janeiro, March 10th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces the pricing of 3, 6, 10 and 30 year fixed and 3 and 6 year floating rate Global Notes denominated in U.S Dollars (U.S.$) issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) and unconditionally and irrevocably guaranteed by Petrobras in a multi-tranche SEC-registered offering. Closing is expected to occur on March 17th, 2014.

The terms of the 2017 Fixed Rate Notes are as follows:

•                Issue: 3.25% PGF Global Notes due 2017

•                Amount: U.S.$ 1,600,000,000

•                Coupon: 3.25%

•                Interest Payment Dates: March 17 and September 17, each year, commencing on September 17, 2014

•                Yield to Investors: 3.265%

•                Maturity: March 17, 2017

•                Issue price: 99.957%

The terms of the 2017 Floating Rate Notes are as follows:

•                Issue: U.S.$ 1,400,000,000 PGF Floating Rate Global Notes due 2017

•                Amount: U.S.$ 1,400,000,000

•                Coupon: 3-month USD LIBOR + 236 bps

•                Interest Payment Dates: June 17, September 17, December 17 and March 17, each year, commencing on June 17, 2014

•                Maturity: March 17, 2017

The terms of the 2020 Fixed Rate Notes are as follows:

•                Issue: 4.875% PGF Global Notes due 2020

•                Amount: U.S.$ 1,500,000,000

•                Coupon: 4.875%

•                Interest Payment Dates: March 17 and September 17, each year, commencing on September 17, 2014

•                Yield to Investors: 4.925%

•                Maturity: March 17, 2020

•                Issue price: 99.743%

The terms of the 2020 Floating Rate Notes are as follows:

•                Issue: U.S.$ 500,000,000 PGF Floating Rate Global Notes due 2020

•                Amount: U.S.$ 500,000,000

•                Coupon: 3-month USD LIBOR + 288 bps

•                Interest Payment Dates: June 17, September 17, December 17 and March 17, each year, commencing on June 17, 2014

•                Maturity: March 17, 2020

The terms of the 2024 Fixed Rate Notes are as follows:

•                Issue: 6.25% PGF Global Notes due 2024

•                Amount: U.S.$ 2,500,000,000

•                Coupon: 6.25%

•                Interest Payment Dates: March 17 and September 17, each year, commencing on September 17, 2014

•                Yield to Investors: 6.281%

•                Maturity: March 17, 2024

•                Issue price: 99.772%

The terms of the 2044 Fixed Rate Notes are as follows:

•                Issue: 7.25% PGF Global Notes due 2044

•                Amount: U.S.$ 1,000,000,000

•                Coupon: 7.25%

•                Interest Payment Dates: March 17 and September 17, each year, commencing on September 17, 2014

•                Yield to Investors: 7.319%

•                Maturity: March 17, 2044

•                Issue price: 99.166%

The proceeds from this offering of US$ 8.5 billion are part of Petrobras´ planned funding needs under its 2014-2018 Business and Management Plan (2014-2018 BMP), which indicates that some of the resources necessary to finance investments will come from debt and another significant amount will come from operating cash flow. The 2014-2018 BMP provides that, from 2014 to 2018, Petrobras will raise US$ 60.5 billion of gross debt and have US$ 54.9 billion of amortizations, resulting in incremental net debt of US$ 5.6 billion for the period.

Bank of China (Hong Kong) Limited, BB Securities Ltd., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC are the joint bookrunners for the transaction and Banca IMI S.p.A. and Scotia Capital (USA) Inc. are the co-managers.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PGF and Petrobras have filed a registration statement, including a prospectus with the U.S. Securities and Exchange Comission (SEC). Before you invest, you should read the prospectus in that registration statement and other documents Petrobras and PGF have filed with the SEC for more complete information about the companies and the offering. You may access the documents by visiting EDGAR on the SEC Web site at http://www.sec.gov/. Alternatively, a copy of the prospectus and prospectus supplement may be obtained by contacting Bank of China (Hong Kong) Limited at +852-3982-9808, BB Securities Ltd. collect at 44-20-7367-5800, Banco Bradesco BBI S.A.  at +1 (212) 888-9145, Citigroup Global Markets Inc. collect at 800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049,  J.P. Morgan Securities LLC collect at 1-212-834-4533.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.